UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

__________________

Savvis, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

805423308
(CUSIP Number)

__________________

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, Louisiana  71203
Attention: General Counsel
(318) 388-9000

with a copy to:

Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

(212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

__________________

April 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.     ☐

CUSIP No. 805423308

1	NAMES OF REPORTING PERSONS CenturyLink, Inc. (“CenturyLink”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,105,304(1) shares of common stock, par value $0.01 per share (the “Common Stock”), of Savvis, Inc. (“Savvis”)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,105,304(1) shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,105,304(1) shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)  Beneficial ownership of 13,105,304 shares of Common Stock is reported because CenturyLink may be deemed to have beneficial ownership of such shares as a result of certain provisions of the Voting Agreement (as defined herein) described in this statement on Schedule 13D (this “Statement”).  The filing of this Statement shall not be construed as an admission by CenturyLink that it is the beneficial owner of any Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, and such beneficial ownership is expressly disclaimed.

(2) Percentage based on an aggregate of 57,512,633 shares of Common Stock represented by Savvis to CenturyLink in the Merger Agreement as issued and outstanding as of the close of business on April 25, 2011, and is expressed as the quotient of the number of shares that CenturyLink may be deemed to have beneficial ownership of, divided by 57,512,633.

ITEM 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of SAVVIS, Inc., a Delaware corporation (“Savvis”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of Savvis are located at 1 Savvis Parkway, Town & Country, Missouri  63017.

ITEM 2.         Identity and Background

(a)    This Statement is filed by CenturyLink, Inc., a Louisiana corporation (“CenturyLink”).

(b)   The principal executive offices of CenturyLink are located at 100 CenturyLink Drive, Monroe, Louisiana  71203.

(c)    CenturyLink, together with its subsidiaries, is an integrated communications company engaged primarily in providing a broad array of communications services, including voice, Internet, data and video services.  CenturyLink primarily conducts its operations in 37 states located within the continental United States.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CenturyLink is set forth in Annex A hereto.

(d)   During the last five years CenturyLink has not, and none of the persons referred to in Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years CenturyLink has not, and none of the persons referred to in Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The citizenship of each of the persons referred to in Annex A is set forth on Annex A.

ITEM 3.         Source and Amount of Funds or Other Consideration

            As more fully described in Item 4 hereof, CenturyLink, Mimi Acquisition Company, a Delaware corporation and wholly owned subsidiary of CenturyLink (“Merger Sub”), and Savvis entered into an Agreement and Plan of Merger, dated as of April 26, 2011 (the “Merger Agreement”).  Concurrently with entering into the Merger Agreement, Welsh, Carson, Anderson & Stowe VIII, L.P. and certain related parties (the “WCAS Stockholders”) entered into a Voting Agreement, dated as of April 26, 2011, with CenturyLink (the “Voting Agreement”).

            CenturyLink did not pay any consideration to the WCAS Stockholders in connection with entering into the Voting Agreement.  Pursuant to, and subject to the terms and conditions of, the Merger Agreement, CenturyLink will pay the Merger Consideration (as defined below in Item 4) in connection with the closing of the Merger (as defined below in item 4), and as a result of such transaction CenturyLink will acquire all of the Common Stock.  In connection with entering into the Merger Agreement, Bank of America Merrill Lynch and Barclays Bank PLC provided a debt commitment letter to CenturyLink, in which they committed to lend CenturyLink up to $2 billion to fund a portion of the acquisition and to refinance Savvis’ current debt.  CenturyLink expects to finance the cash portion of the Merger Consideration with cash on hand and from the proceeds of the loan mentioned in the previous sentence.

            For a description of the Merger Agreement and the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.         Purpose of Transaction

Merger Agreement

The Merger Agreement provides for Merger Sub to merge with and into Savvis (the “Merger”), with Savvis continuing as a wholly owned subsidiary of CenturyLink. The Boards of Directors of each of Savvis and CenturyLink have approved the Merger.

Under the Merger Agreement, at the Effective Time (as defined in the Merger Agreement) of the Merger, each outstanding share of Common Stock, other than shares held by holders who properly exercise dissenters rights, will be converted into the right to receive (a) $30.00 in cash and (b) a fraction of a share of CenturyLink common stock equal to (x) $10.00 divided by (y) the volume-weighted average trading price of CenturyLink common stock over a thirty trading day period ending three trading days prior to the closing, provided that if this average price is less than or equal to $34.42, each such Savvis share will be converted into the right to receive $30.00 in cash and 0.2905 of a CenturyLink share (the “Merger Consideration”). No fractional shares of CenturyLink common stock will be issued in the Merger, and Savvis stockholders who would otherwise have been entitled to receive a fraction of a share (after taking into account all Savvis shares exchanged by such holder) will receive cash in lieu of any fractional shares.

The Merger is subject to the approval of the stockholders of Savvis and other customary closing conditions including among other things:

•         the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; approval under new Indian competition regulations (if required); and any authorization required to be obtained from the Federal Communications Commission;

•         the receipt of other governmental approvals required to be obtained in connection with the Merger, unless failure to obtain those approvals would not have a material adverse effect on CenturyLink or on Savvis;

•         the effectiveness of a registration statement on Form S-4 to be filed with the Securities and Exchange Commission covering the shares of CenturyLink common stock to be issued in the Merger;

•         the approval for listing on the New York Stock Exchange of the shares of CenturyLink common stock to be issued in the Merger; and

•         the absence of litigation by any governmental entity seeking to prohibit the Merger or limiting CenturyLink’s ability to control Savvis following the closing or that could otherwise have a material adverse effect on the parties.

For each of Savvis and CenturyLink, the obligation to close the Merger is also subject to the accuracy of representations and warranties of, and compliance with covenants by, the other party as set forth in the Merger Agreement, subject to specified materiality exceptions.

The Merger Agreement provides that CenturyLink and Savvis may mutually agree to terminate the Merger Agreement before completing the Merger. In addition, either CenturyLink or Savvis may decide to terminate the Merger Agreement if:

•         the merger is not consummated by January 31, 2012 (subject to extension if Savvis’ stockholders have adopted the Merger Agreement but certain other conditions have not been met);

•         a court or other governmental entity issues a final and nonappealable order prohibiting the Merger;

•         Savvis’ stockholders fail to adopt the Merger Agreement; or

•         the other party breaches the Merger Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach.

CenturyLink may also terminate the Merger Agreement prior to the adoption of the Merger Agreement by the Savvis stockholders if the Savvis board of directors withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the Merger Agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party.

The Merger Agreement also prohibits Savvis from soliciting, or participating in discussions or negotiations or providing information with respect to, alternative takeover proposals, subject to certain exceptions.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, Savvis may be obligated to pay CenturyLink a termination fee of $85 million.

Savvis and CenturyLink have agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) with respect to the conduct of its business during the interim period between the execution of the Merger Agreement and consummation of the Merger and (ii) to refrain from engaging in certain kinds of transactions during such period.

The Merger Agreement provides that at the Effective Time (i) the directors of Merger Sub will become the directors of Savvis, as the surviving entity in the Merger, and (ii) the officers of Savvis immediately prior to the Effective Time will continue as the officers of Savvis until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

At the Effective Time, the certificate of incorporation and by-laws of Merger Sub, as in effect immediately prior to the Effective Time, will become the certificate of incorporation and by-laws of Savvis, except that the name of the company will be SAVVIS, Inc. and references to Merger Sub in the by-laws will be replaced by references to Savvis.

The Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “SVVS.”  If the Merger is consummated, the Common Stock will cease to be quoted on the NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Voting Agreement

In connection with entering into the Merger Agreement, the WCAS Stockholders, who collectively own approximately 22.8% of the outstanding common stock of Savvis, have entered into the Voting Agreement, dated as of April 26, 2011, with CenturyLink. The WCAS Stockholders have agreed in the Voting Agreement to vote all shares of Common Stock owned by them (i) in favor of the adoption of the Merger Agreement and any action reasonably requested by CenturyLink in furtherance thereof, and (ii) against any alternative takeover proposal with a third party and any action involving Savvis that is intended, or would reasonably be expected, to interfere with or delay the Merger, among other things. The Voting Agreement also prohibits the WCAS Stockholders from soliciting, or participating in discussions or negotiations or providing information with respect to, alternative takeover proposals, subject to certain exceptions. The WCAS Stockholders also have agreed to comply with restrictions on the disposition and encumbrance of their shares and to refrain from taking certain other actions. The WCAS Stockholders have waived their dissenters rights with respect to the Merger.

Pursuant to its terms, the Voting Agreement will terminate upon the earlier of (i) receipt of Savvis stockholder approval; (ii) termination of the Merger Agreement in accordance with its terms; (iii) a change in the Savvis board of directors’ favorable recommendation with respect to the Merger Agreement in response to a superior proposal; and (iv) the effective date of any waiver, amendment or other modification of the Merger Agreement that reduces the per share Merger Consideration, or changes the cash/equity per share allocation of the consideration to be received (other than by adding cash consideration).

General

References to, and descriptions of, the Merger Agreement and the Voting Agreement and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference into this Item 4 in their entirety.

ITEM 5.         Interest in Securities of the Issuer

(a)    As a result of the Voting Agreement, CenturyLink may be deemed to be the beneficial owner of 13,105,304 shares of Common Stock held by the WCAS Stockholders, or approximately 22.8% of the issued and outstanding Common Stock based on the number of shares represented by Savvis to CenturyLink in the Merger Agreement as being issued and outstanding as of the close of business on April 25, 2011.  The filing of this Statement shall not be construed as an admission by CenturyLink that it is the beneficial owner of any Common Stock for purposes of Section 13(d) or 13(g) of the Exchange Act, and such beneficial ownership is expressly disclaimed. To the knowledge of CenturyLink, no shares of Common Stock are beneficially owned by any of the persons identified in Annex A.

(b)   CenturyLink may be deemed to have shared voting power and/or shared dispositive power with respect to 13,105,304 shares of Common Stock held by the WCAS Stockholders due to the Voting Agreement.

(c)    To the knowledge of CenturyLink, no transactions in shares of Common Stock have been effected during the past sixty days by CenturyLink or any of the persons named on Annex A other than in connection with the execution of the Voting Agreement.

(d)   To the knowledge of CenturyLink, no person other than the WCAS Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)    Not applicable.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Statement, to the knowledge of CenturyLink, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between any such person and any other person, with respect to any securities of Savvis.

ITEM 7.         Material to Be Filed as Exhibits

Exhibit 1:

Agreement and Plan of Merger, dated as of April 26, 2011, among CenturyLink, Inc., Savvis, Inc. and Mimi Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on April 27, 2011)

Exhibit 2:

Voting Agreement, dated as of April 26, 2011, among CenturyLink, Inc. and the Stockholders Listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on April 27, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 2011

CenturyLink, Inc.

By:   /s/ Stacey W. Goff
       Stacey W. Goff
       Executive Vice President, General Counsel
       & Secretary

ANNEX A

Executive Officers and Directors of CenturyLink, Inc.

Unless otherwise indicated, each of the individuals named below is a citizen of the United States and the business address of each individual is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Name	Title	Principal Occupation and Employer (if different from previous)
Virginia Boulet	Director	Special Counsel, Adams and Reese LLP, a law firm.
Charles L. Biggs	Director	Retired management consultant, Deloitte & Touche, an auditing and business consulting firm.
Peter C. Brown	Director	Chairman of Grassmere Partners, LLC, a private investment firm.
Richard A. Gephardt	Director	President and Chief Executive Officer, Gephardt Group, a multi-disciplined management consulting firm.
W. Bruce Hanks	Director	Consultant, Graham, Bordelon, and Co., Inc., an investment management and financial planning company.
Gregory J. McCray	Director	Chairman and Chief Executive Officer, Antenova Limited, a manufacturer of wireless components.
C.G. Melville, Jr.	Director	Private investor; retired executive of Melville Equipment, Inc.
Edward A. Mueller	Director	Retired Chairman and Chief Executive Officer of Qwest Communications International Inc, a wholly owned subsidiary of CenturyLink.
Fred R. Nichols	Director	Retired executive officer, Cox Communications, Inc., a telecommunications company.
William A. Owens	Director (Non-Executive Chairman)	Managing Director, Chairman, and Chief Executive Officer, AEA Investors Asia, a private equity company.
Harvey P. Perry	Director (Non-Executive Vice Chairman)	Retired Executive Vice President and Chief Administrative Officer, CenturyLink.
Michael J. Roberts	Director	Founder and Chief Executive Officer, Westside Holdings LLC, a business consulting firm.
Laurie A. Siegel	Director

Senior Vice President of Human Resources and Internal Communications, Tyco International Ltd., a multi-national manufacturer and service provider active in healthcare, flow control, security, telecommunications and electronics.

James A. Unruh	Director	Principal, Alerion Capital Group, a merchant banking and private equity firm.
Joseph R. Zimmel	Director	Retired Managing Director, The Goldman Sachs Group, Inc., an investment banking and securities firm.
Glen F. Post, III	Chief Executive Officer and President, Director
Christopher Ancell	President–Business Markets Group
William E. Cheek	President–Wholesale Operations
David D. Cole	Senior Vice President–Controller and Operations Support
R. Stewart Ewing, Jr.	Executive Vice President, Chief Financial Officer & Assistant Secretary
Stacey W. Goff	Executive Vice President, General Counsel & Secretary
Dennis Huber	Executive Vice President–Network Services
Karen Puckett	Executive Vice President, Chief Operating Officer

  INDEX OF EXHIBITS

Exhibit 1:

Agreement and Plan of Merger, dated as of April 26, 2011, among CenturyLink, Inc., Savvis, Inc. and Mimi Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on April 27, 2011)

Exhibit 2:

Voting Agreement, dated as of April 26, 2011, among CenturyLink, Inc. and the Stockholders Listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CenturyLink with the Securities and Exchange Commission on April 27, 2011)